BB 3/6



02003495

STATES
HANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
| Expires: September 30, 1998 |
| Estimated average burden hours per response . . . 12.00 |

| SEC FILE NUMBER |
|---|
| 8-37597 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING RECEIVED MAR 05 2002 D.C. 354 SECTION

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Laguna Financial Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 North First Street
(No. and Street)

San Jose (City) CA (State) 95112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Alonzo (408) 295-5600
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yun Ye, CPA
(Name — *if individual, state last, first, middle name*)

161 Stevie Court, Fremont, CA 94539
(Address) (City) (State) Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

State of California
County of SANTA CLARA } ss.

# OATH OR AFFIRMATION

I, Yun Ye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Laguna Financial Corporation, as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SUBSCRIBED AND SWORN BEFORE ME
THIS 21 DAY OF FEBRUARY
BY YUN YEE
NOTARY PUBLIC

Notary Public

Signature

CPA
Title



R. E. STANDISH
Commision #1203404
Notary Public - California
Santa Clara County
My Comm. Expires Dec. 30, 2002




SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2002
WASH. D.C.
354
SECTION


This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LAGUNA FINANCIAL CORPORATION

## AUDITED
## FINANCIAL STATEMENTS
## For the Year Ended December 31, 2001

**LAGUNA FINANCIAL CORPORATION**

**CONTENTS:**

**Yun Ye, CPA**
Fremont, California

Accountant's Audit Report

Board of Directors
Laguna Financial Corporation
650 North First Street
San Jose, CA 95112

I have audited the accompanying balance sheet of Laguna Financial Corporation as of December 31, 2001, and the related statement of income, retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion of these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly in all material respects, the financial position of Laguna Financial Corporation as of June 30, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion of the basic financial statements taken as a whole. The supplemental schedules and reports on pages 8 through 12 are presented for purposed of additional analysis and are not a required part of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.



February 16, 2002

# LAGUNA FINANCIAL CORPORATION
## Balance Sheet
## December 31, 2001

| | |
|---|---|
| **Assets** | |
| Current Assets | |
| Cash | $ 890 |
| Accounts Receivable | 21,770 |
| Prepaid Expenses | 8,875 |
| Total Current Assets | 31,535 |
| | |
| Securities Owned | |
| Marketable, at marke value | 92,250 |
| Not readily marketable, at estimated fair value | 3,300 |
| Total investment in Securities | 95,550 |
| | |
| Property & Equipment: (Noet 1) | |
| Equipment & Vehicle | 15,274 |
| Less Accumulated Depreciation value | (15,274) |
| Net property & Equipment | - |
| | |
| Deposit | 300 |
| | |
| Total Assets | $ 127,386 |
| | |
| **Liabilities & Stockholders Equity** | |
| Current Liabilities | |
| Accounts Payable | $ - |
| Margin Account - Emmett Larkin | 14,657 |
| Deferred Tax | 92 |
| Income Tax Payable | 800 |
| Pension payable | - |
| Total Current Liabilities | 15,549 |
| | |
| Long-term Liabilities | |
| Total Long-term Liabilities | - |
| | |
| Total Liabilities | 15,549 |
| | |
| Stokholders Equity | |
| Common Stock, no par value, 1,000 shares authorized | |
| 200 shares issued & outstanding | 42,000 |
| Retained Earnings | 69,838 |
| Total Stockholders Equity | 111,838 |
| | |
| Total Liabilities and Stockholders Equity | $ 127,386 |

See accompanying auditor's report and notes to financial statements

**LAGUNA FINANCIAL CORPORATION**
**Statement of Income**
**For the year ended December 31, 2001**

| | | |
|---|---|---|
| Revenue | | |
| Commissions | $ | 3,592 |
| Dividend Income | | 175 |
| Other Income | | 514 |
| Realized gain (loss) sale of investments | | (64,085) |
| Unrealized holding gain (loss) on inv. | | 31,304 |
| Total Revenue | | (28,501) |
| Operating Expenses: | | |
| Bank Charges | $ | 151 |
| Client cost | | 139 |
| Depreciation | | 877 |
| Dues & subscriptions | | 40 |
| Filing Fees | | |
| Insurance | | 313 |
| Interest | | 1,267 |
| Legal & professional | | 1,200 |
| License | | 110 |
| Profit Sharing | | 3,450 |
| Penalty | | 64 |
| Salary | | 23,000 |
| Supplies | | 105 |
| Taxes/payroll | | 446 |
| Telephone | | 224 |
| Total Operating Expense | | 31,385 |
| Net Income (loss) before Income Taxes | | |
| Income Taxes (Note 5) | | |
| Taxes- Federal | | - |
| Taxes- State | | 800 |
| Total Income Taxes | | 800 |
| Net Income | $ | (60,685) |

See accompanying auditor's report and notes to financial statements

**LAGUNA FINANCIAL CORPORATION**
**Statement of Changes in Stockholders' Equity**
**For the year ended December 31, 2001**

| | | |
|---|---|---|
| Balance June 30, 2001 | $ | 172,523 |
| Net Income (Loss) for the year | | (60,685) |
| Balance December 31, 2001 | $ | 111,838 |

See accompanying auditor's report and notes to financial statements

**LAGUNA FINANCIAL CORPORATION**
**Statement of Cash Flows**
**For the year ended December 31, 2001**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net Income (Loss) | (60,685) |
| Adjustments to reconcile net income to net cash provide by operating activities | |
| Depreciation | 877 |
| Loss on sale of investments | 64,085 |
| Unrealized loss on investment | (31,304) |
| (Increase)Decrease in: | |
| Accounts Payable | - |
| Accounts Receivable | 47,786 |
| Loan Receivable | 18,000 |
| Prepaid Expense | 3,825 |
| Deferred Tax | |
| Income Tax Payable | (15,591) |
| Total Adjustment | 87,679 |
| Net Cash Provided by Operating | 26,993 |
| Cash flows from investing activities: | |
| Purchase of marketable securities | (6,999) |
| Proceeds from sale of marketable securities | 20,212 |
| Reduced Margin Account | (27,171) |
| Capital expenditures | - |
| Net cash provided by (used in) investing activities | (13,958) |
| Cash flow from financing activities: | |
| Long term borrowing | - |
| Net cash provided by financing activities | - |
| Net change in cash and equivalents | 13,035 |
| Net cash and equivalents, beginning 6/30/2001 | (12,145) |
| Net cash and equivalents, ending 12/31/2001 | 890 |

| | |
|---|---|
| Supplemental disclosure of Cash Flow information | |
| Cash paid during the year for | |
| Income taxes | 800 |
| Interest | 9,235 |

See accompanying auditor's report and notes to financial statements

**LAGUNA FINANCIAL CORPORATION**

**NOTES TO FINANCIAL STATEMENTS**

---

## 1. SUMMARY OF SIGNIFICAT ACCOUNTING POLICIES

Organization – the company was incorporated on March 6, 1987, pursuant to the laws of California to engage principally in the business of Securities Dealer/Broker.

Accounting Method – Income and expenses are reported on the accrual basis, which means that income is recognized as it is earned and expenses are recognized as they are incurred. The company has changed its year end from June 30 to December 31.

Property and Equipment – Property and equipment are stated at cost. The company depreciates its property and equipment using the straight line method base on the estimated useful lives of the assets.

Investment in Marketable Securities – Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) in included in income.

| Aggregate Cost | Aggregate Market Value | Difference |
|---|---|---|
| $126,854 | $95,550 | $31,304 |

## 2. PENSION AND PROFIT SHARING PLAN

The Company's Pension Plan was terminated. Under the remaining Profit Sharing Plan, the firm is permitted to contribute a maximum of 15% of the compensation of each active participant. The contributions to the Profit Sharing Plan are discretionary.

## 3. CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. For the year ended December 31, 2001, the minimum net capital requirement of the Company was $50,000. At December 31, 2001, the company had net capital of $66,999.

## 4. RELATED PARTY TRANSACTIONS

The company's accounting books and records and income tax returns are maintained and prepared by Alex Alonzo Accountancy Corporation, which is 100% owned by the sole shareholder of Laguna Financial Corporation.

## 5. INCOME TAXES

The company has made S Corporation election effective for year ended 12/31/2001. In general, S Corporation does not pay any federal income tax. Shareholders of the S Corp. must report their shares of corporation income and deductions on their own tax returns. The income tax provision consists of the following

| Current tax provision: | |
|---|---|
| State Income Tax | $ 800 |

# SUPPLEMENTAL SCHEDULES AND REPORTS

February 18, 2002

U.S. Securities and Exchange Commission
Washington D. C. 20549

Gentlemen:

I, Yun Ye, affirm that, to the best of my knowledge and belief, the balance sheet of Laguna Financial Corporation, as of December 31, 2001, and the related statements of income, retained earnings, and statement of cash flow for the period July 1, 2001 to December 31, 2001, in conformity with generally accepted accounting principles.

My examination was made in accordance with generally accepted auditing standards, and accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

I further affirm that neither the company nor any employee has a financial interest in Laguna Financial Corporation as of December 31, 2001.



Yun Ye
Certified Public Accountant

2/18/02

Date

**LAGUNA FINANCIAL CORPORATION**
**Computation of Net Capital Under Rule 15c3-1**
**of the Securitities and Exchange Commission**
**For the year ended December 31, 2001**

| | |
|---|---|
| Net Capital | |
| Total Stockholder's Equity | $ 111,838 |
| Deduct Stockholders' Equity not allowable | - |
| Total Stockholder's Equity Qualified for Net Capital | 111,838 |
| Add | |
| A. Liabilities subordinate to claims of general creditors sllowable in computation of net capital | |
| B. Other (deductions)of allowable credits - | |
| Total capital and Allowable Subordinated Liabilities | 111,838 |
| Deductions and/or Charges | |
| A. Non-allowable assets | |
| Security not readily marketable | (3,300) |
| Exchange membership | |
| Furnitures, equipment and leasehold imp. | |
| Other assets | (27,701) |
| | 80,836 |
| B. Secured demand note deficiency | |
| C. Commodity futures contracts and spot commodities - proprietary capital charges | |
| D. Other deductions and/or charges | |
| Net Capital before Haircuts on Securities Positions | 80,836 |
| Haircut on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | |
| A. Contractual securities commitments | |
| B. Deficit in securities collateralizing secured demand notes | |
| C. Trading and investment securities | |
| 1 Exempt securities | |
| 2 Debt securities | |
| 3 Options | |
| 4 Other securities | (13,838) |
| D. Undue concentrations | - |
| E. Other | |
| Net Capital | 66,999 |

See accompanying auditor's report and notes to financial statements

**LAGUNA FINANCIAL CORPORATION**
**Reconciliation of Net Capital Per Audit to Net Capital Per Focus**
**For the year ended December 31, 2001**

| | Per Audit | Per Focus | Difference |
|---|---|---|---|
| Net Capital | | | |
| Total Stockholder's Equity | $ 111,838 | $ 172,993 | $ (61,155) |
| Deduct Stockholders' Equity not allowable | - | - | - |
| Total Stockholder's Equity Qualified for Net Capital | 111,838 | 172,993 | (61,155) |
| Add | | | |
| A. Liabilities subordinate to claims of general creditors sllowable in computation of net capital | | | |
| B. Other (deductions)of allowable credits - | | | |
| Total capital and Allowable Subordinated Liabilities | 111,838 | 172,993 | (61,155) |
| Deductions and/or Charges | | | |
| A. Non-allowable assets | | | |
| Security not readily marketable | (3,300) | (3,300) | - |
| Exchange membership | | | |
| Furnitures, equipment and leasehold imp. | - | - | - |
| Other assets | (27,701) | (88,057) | 60,356 |
| | 80,836 | 81,636 | (800) |
| B. Secured demand note deficiency | | | |
| C. Commodity futures contracts and spot commodities - proprietary capital charges | | | |
| D. Other deductions and/or charges | | | |
| Net Capital before Haircuts on Securities Positions | 80,836 | 81,636 | (800) |
| Haircut on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | | | |
| A. Contractual securities commitments | | | |
| B. Deficit in securities collateralizing secured demand notes | | | |
| C. Trading and investment securities | | | |
| 1 Exempt securities | | | |
| 2 Debt securities | | | |
| 3 Options | | | - |
| 4 Other securities | (13,838) | (13,838) | |
| D. Undue concentrations | - | - | - |
| E. Other | | | |
| Net Capital | 66,999 | 67,799 | (800) |

See accompanying auditor's report and notes to financial statements